FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period October 30, 2006

SANPAOLO IMI S.p.A.
 (Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Exhibit Index

Exhibit Number	Description

1.4	Report by the Board of Directors of Sanpaolo IMI for Preference Shareholders on the Plan for Merger by Incorporation of Sanpaolo IMI S.p.A. in Banca Intesa S.p.A.

1.6	Call to the Extraordinary Meeting of Sanpaolo IMI S.p.A.

1.7	Agenda for the Extraordinary Shareholders’ Meeting of Sanpaolo IMI S.p.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball
Title: Head of International Strategy, London Branch

Date: October 30, 2006